UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

The Trade Desk, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

88339J105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88339J105

1.	Name of Reporting Persons IA Venture Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,575,272 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,575,272 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,575,272 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 17.0% of Common Stock (55.1% of Class A Common Stock) (3) (4)

12.	Type of Reporting Person (See Instructions) OO

(1)  This Schedule 13G is filed by IA Venture Partners, LLC (“IAVP”), IA Venture Strategies Fund I, LP (“IAVS Fund I”) and Roger Ehrenberg (“Ehrenberg” and, together with IAVP and IAVS Fund I, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  The shares are held by IAVS Fund I. IAVP is the general partner of IAVS Fund I. IAVP has voting and investment control over the shares held by IAVS Fund I. Ehrenberg is the managing member of IAVP. IAVP and Ehrenberg may be deemed to indirectly beneficially own the securities held by IAVS Fund I.

(3) The Common Stock beneficial ownership percentage is based on a total of 38,572,976 shares of Common Stock (5,366,767 shares of Class A Common Stock and 33,206,209 shares of Common Stock) outstanding as of November 4, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 10, 2016.

(4) The Class A Common Stock beneficial ownership percentage is based on 5,366,767 shares of the Issuer’s Class A Common Stock outstanding as of November 4, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as filed with the SEC on November 10, 2016, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 88339J105

1.	Name of Reporting Persons IA Venture Strategies Fund I, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,575,272 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,575,272 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,575,272 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 17.0% of Common Stock (55.1% of Class A Common Stock) (3) (4)

12.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule 13G is filed by IA Venture Partners, LLC (“IAVP”), IA Venture Strategies Fund I, LP (“IAVS Fund I”) and Roger Ehrenberg (“Ehrenberg” and, together with IAVP and IAVS Fund I, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  The shares are held by IAVS Fund I. IAVP is the general partner of IAVS Fund I. IAVP has voting and investment control over the shares held by IAVS Fund I. Ehrenberg is the managing member of IAVP. IAVP and Ehrenberg may be deemed to indirectly beneficially own the securities held by IAVS Fund I.

(3) The Common Stock beneficial ownership percentage is based on a total of 38,572,976 shares of Common Stock (5,366,767 shares of Class A Common Stock and 33,206,209 shares of Common Stock) outstanding as of November 4, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 10, 2016.

(4) The Class A Common Stock beneficial ownership percentage is based on 5,366,767 shares of the Issuer’s Class A Common Stock outstanding as of November 4, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as filed with the SEC on November 10, 2016, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 88339J105

1.	Name of Reporting Persons Roger Ehrenberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,575,272 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,575,272 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,575,272 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 17.0% of Common Stock (55.1% of Class A Common Stock) (3) (4)

12.	Type of Reporting Person (See Instructions) IN

(1)  This Schedule 13G is filed by IA Venture Partners, LLC (“IAVP”), IA Venture Strategies Fund I, LP (“IAVS Fund I”) and Roger Ehrenberg (“Ehrenberg” and, together with IAVP and IAVS Fund I, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  The shares are held by IAVS Fund I. IAVP is the general partner of IAVS Fund I. IAVP has voting and investment control over the shares held by IAVS Fund I. Ehrenberg is the managing member of IAVP. IAVP and Ehrenberg may be deemed to indirectly beneficially own the securities held by IAVS Fund I.

(3) The Common Stock beneficial ownership percentage is based on a total of 38,572,976 shares of Common Stock (5,366,767 shares of Class A Common Stock and 33,206,209 shares of Common Stock) outstanding as of November 4, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 10, 2016.

(4) The Class A Common Stock beneficial ownership percentage is based on 5,366,767 shares of the Issuer’s Class A Common Stock outstanding as of November 4, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as filed with the SEC on November 10, 2016, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

Item 1.
	(a)	Name of Issuer The Trade Desk, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 42 N. Chestnut Street Ventura, California 93001

Item 2.
	(a)	Name of Person Filing IA Venture Partners, LLC (“IAVP”) IA Venture Strategies Fund I, LP (“IAVS Fund I”) Roger Ehrenberg (“Ehrenberg”)
(b)

Address of Principal Business Office or, if none, Residence
The address for each of IA Venture Partners, LLC and IA Venture Strategies Fund I, LP is 156 Fifth Avenue, Suite 1119, New York, New York 10010.

	(c)	Citizenship All of the entities reporting on this Schedule 13G were organized in Delaware. Mr. Ehrenberg is a citizen of the United States.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 88339J105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.                                                   Ownership

(a)                                 Amount beneficially owned as of December 31, 2016:

Beneficial Owner	Shares	Percent of Common Stock (2)	Percent of Class A Common Stock (3)
IAVP	6,575,272	17.0%	55.1%
IAVS Fund I	6,575,272	17.0%	55.1%
Ehrenberg	6,575,272	17.0%	55.1%

(b)                                 Number of shares as to which the person has:

(i)                                     Sole power to vote or to direct the vote

IAVP	0	(1)
IAVS Fund I	0	(1)
Ehrenberg	0	(1)

(ii)                                  Shared power to vote or to direct the vote

IAVP	6,575,272	(1)
IAVS Fund I	6,575,272	(1)
Ehrenberg	6,575,272	(1)

(iii)                               Sole power to dispose or to direct the disposition of

IAVP	0	(1)
IAVS Fund I	0	(1)
Ehrenberg	0	(1)

(iv)                              Shared power to dispose or to direct the disposition of

IAVP	6,575,272	(1)
IAVS Fund I	6,575,272	(1)
Ehrenberg	6,575,272	(1)

(1) The shares are held by IAVS Fund I. IAVP is the general partner of IAVS Fund I. Ehrenberg is the managing member of IAVP. IAVP and Ehrenberg have voting and investment control over the shares held by IAVS Fund I. IAVP and Ehrenberg may be deemed to indirectly beneficially own the securities held by IAVS Fund I.

(2) The Common Stock beneficial ownership percentage is based on a total of 38,572,976 shares of Common Stock (5,366,767 shares of Class A Common Stock and 33,206,209 shares of Common Stock) outstanding as of November 4, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 10, 2016.

(3) The Class A Common Stock beneficial ownership percentage is based on 5,366,767 shares of the Issuer’s Class A Common Stock outstanding as of November 4, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as filed with the SEC on November 10, 2016, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

Item 5.                                                   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.                                                   Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.                                                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.                                                   Identification and Classification of Members of the Group

Not Applicable

Item 9.                                                   Notice of Dissolution of a Group

Not Applicable

Item 10.                                            Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2017

IA VENTURE PARTNERS, LLC		IA VENTURE STRATEGIES FUND I, LP

By: IA Venture Partners, LLC
Its: General Partner

By:	/s/ Roger Ehrenberg	By:	/s/ Roger Ehrenberg
	Name: Roger Ehrenberg		Name: Roger Ehrenberg
	Title: Managing Member		Title: Managing Member

By:	/s/ Roger Ehrenberg
ROGER EHRENBERG

EXHIBITS

A:            Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock of The Trade Desk, Inc. and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2017.

IA VENTURE PARTNERS, LLC		IA VENTURE STRATEGIES FUND I, LP

By: IA Venture Partners, LLC
Its: General Partner

By:	/s/ Roger Ehrenberg	By:	/s/ Roger Ehrenberg
	Name: Roger Ehrenberg		Name: Roger Ehrenberg
	Title: Managing Member		Title: Managing Member

By:	/s/ Roger Ehrenberg
ROGER EHRENBERG